FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of December, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






HSBC ACQUIRES CHAMPION MORTGAGE LOAN PORTFOLIO

HSBC, through a wholly-owned subsidiary of HSBC Finance Corporation, has acquired the mortgage loan portfolio of Champion Mortgage, a division of KeyBank, NA ("Champion").

The gross asset balance of the loan portfolio was approximately US$2.5 billion at 30 August 2006. The portfolio contains the mortgages of some 30,000 customers.

Tom Detelich, president of the consumer lending division of HSBC Finance Corporation, said: "Champion's loan portfolio is a very good fit for HSBC's consumer lending business; these are customers we know how to serve well. Our HFC and Beneficial branches are well positioned to serve Champion's customers locally, as they are based in many of the same neighbourhoods. Our aim will be to provide them with the right loan solutions as their financial needs change."

HSBC's consumer lending business operates in the United States under the HFC and Beneficial names. It is one of the nation's largest consumer finance companies, with more than 1,350 branches in 46 states, and it provides consumers with a variety of real estate secured and unsecured loans.

Champion Mortgage, based in Parsippany, NJ, is part of the consumer finance division of KeyBank, NA. Champion markets a range of products through direct mail, the internet and other media channels and serves mostly non-prime customers in 26 states across the United States, with concentration in the Northeast.

Notes to editors:

1. HSBC - North America Holdings Inc.
HSBC - North America comprises all of HSBC's US and Canadian businesses, including the former Household International businesses. These serve nearly 60 million customers in five key areas: personal financial services, consumer finance, commercial banking, private banking and corporate, investment banking and markets. Financial products and services are offered under the HSBC, HFC and Beneficial brands. For more information, visit www.hsbcusa.com.

2. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  01 December, 2006